Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 NOTICE TO STOCKHOLDERS In accordance with Article 21-A, paragraph 3, item II and paragraph 6, of CVM Instruction No. 481/09, Itaú Unibanco Holding S.A. (“Company”) informs its stockholders that on this date, January 20, 2021, it resubmitted the Management’s Proposal in connection with the Extraordinary General Stockholders’ Meeting to be held on January 31, 2021, to change the agenda related to the definition of the number of members to make up the Board of Directors of Newco (the company resulting from the proposed partial spin-off of the Company) to four (4) members rather than the previously informed three (3) members. Demosthenes Madureira de Pinho Neto has been nominated to fulfill this fourth vacancy on Newco’s Board of Directors, with his résumé being included in the Management’s Proposal, as well as those of the other candidates to make up Newco’s Board of Directors. We clarify that the votes already cast for the resolution, now altered, will be disregarded. Therefore, to prevent the voting instruction to be deemed conflicting, we urge stockholders to forward any possible new voting instruction to the same service provider they have previously used. The Company will extend the deadline for receiving any new voting instructions to be forwarded by stockholders to January 27, 2021. The resubmitted Management’s Proposal is available on the Company’s investor relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). São Paulo (SP), January 21, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence